August 23, 2005

Mail Stop 4561

J. Jeremy Barbera
Chief Executive Officer
MSGI Security Solutions, Inc.
575 Madison Ave.
New York, NY 10022

	RE:	MSGI Security Solutions, Inc.
		Registration Statement on Form S-3
		Filed August 1, 2005
		File No. 333-127095

Dear Mr. Barbera:

      This is to advise you that we have limited our review of your filing to the terms of your pending transaction.
1. We note that some of the convertible notes are issuable upon filing and/or effectiveness of the registration statement, which follows the July 13, 2005 closing date announced in the Form 8-K filed July 19, 2005. We note also that pursuant to section 7(b) of the Securities Purchase Agreement, the buyer appears to have discretion over the denomination of Notes to be issued at the later dates. Please tell us why you believe it is appropriate to register the resale of shares that are not currently outstanding. Also, please provide us with a complete copy of the Securities Purchase Agreement filed as Exhibit 4.1 to the Form 8-K. The filed copy does not include the signature pages.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision.
Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Any questions should be directed to Charito A. Mittelman, Attorney-Advisor, at (202) 551-3402.

Sincerely,



Karen J. Garnett
Assistant Director

cc:	Shovan Keegan, Esq. (via facsimile)


??

??

??

??

J. Jeremy Barbera
MSGI Security Solutions, Inc.
August 23, 2005
Page 2